SHAREHOLDER PROPOSAL
                      REPEAL CLASSIFIED BOARD
                     Submitted by David Massey

BE IT RESOLVED, that the stockholders of Gabelli Global Multimedia Trust, Inc. ("GGT" or the "Corporation") request that the Board of Directors take the necessary steps to declassify the Board of GGT and establish annual elections of directors whereby directors of the Corporation would be elected annually and not by classes. This policy would take effect immediately, and be applicable to the re-election of any incumbent director whose term, under the current classified system, subsequently expires.

                        SUPPORTING STATEMENT

I believe that the ability to elect directors is the single most important use of the stockholder franchise. Accordingly, directors of GGT should be accountable to the stockholders on an annual basis. Currently, the Board of Directors is divided into three classes. Each class serves staggered three-year terms. Because of this structure, stockholders may only vote on roughly one-third of the directors each year. The election of directors by classes, for three-year terms, in my opinion, minimizes accountability and precludes the full exercise of the rights of the stockholders to approve or disapprove annually the performance of a director or the entire Board.

The staggered term structure of the Corporation's Board is not in the best interest of stockholders because it reduces accountability and is an unnecessary anti-takeover device. Stockholders should have the opportunity to vote on the performance of the entire Board of Directors each year. I feel that such annual accountability serves to keep directors closely focused on the performance of the Corporation and its top executives and on increasing stockholder value. Annual election of all directors gives stockholders the power to either completely replace their Board, or replace a majority of directors, if a situation arises which warrants such action.

There are indications from studies that classified boards and other anti-takeover devices have an adverse impact on stockholder value. A 1991 study by Lilli Gordon of the Gordon Group and John Pound of Harvard University found that companies with restrictive corporate governance structures, including those with classified boards, are "significantly less likely to exhibit outstanding long-term performance relative to their industry peers." See also Council of Institutional Investors Corporate Governance Policies (Updated May 1, 2009) at
Section 2.1 "Annual Election of Directors: All directors should be elected annually. Boards should not be classified (staggered)."

I urge your support for the proposal to repeal the classified Board of Directors of GGT and establish that all directors of GGT be elected annually. Thank you.


                     Very truly yours,

                     /s/ David Massey